EASTMAIN RESOURCES INC.
4th Floor, 56 Temperance Street, Toronto, Ontario M5H 3V5
Tel: (416) 361-0737
Fax: (416) 361-0923

02 JUN -5 AM 11:52

May 14, 2002

Re: Exemption #82-4421



02034620

SUPPL

Office of Int'l Corporate Finance
SECURITIES & EXCHANGE COMMISSION
Room 3094 [3-6]
450 - Fifth Avenue N. W.
WASHINGTON, D.C. 20549
U. S. A.

Dear Sirs:

Re: Material Change Report (Form 27)

Enclosed are two copies of the Material Change Report (Form 27) dated May 2nd, 2002 in connection with the Press Release issued on April 30th, 2002, for your public files.

If you have any questions in regard to the foregoing, would you please contact the undersigned.

Yours truly,

EASTMAIN RESOURCES INC.

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

Per: George A. Duguay

GAD/slg

encls

dlw 6/12

cc: Jay Goldman

FORM 27
THE SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION (75) 2

Item 1. **Reporting Issuer**

EASTMAIN RESOURCES INC., *Administrative Offices*: 4th Floor, 56 Temperance Street, Toronto, Ontario, M5H 3V5; *Exploration Office*: R.R. #1, Orangeville, Ontario, L9W 2Y8

Item 2. **Date of Material Change**

April 30, 2002

Item 3. **Press Release**

The Press Release was sent on April 30th, 2002 via BCE Emergis --Toronto, Ontario .

Item 4. **Summary of Material Change**

For further information attached hereto is a copy of the Press Release.

Item 5. **Full Description of Material Change**

No information other than that provided in Item4 above is presently available.

Item 6. **Reliance on Section 75(3) of the Act**

Confidentiality is not requested.

Item 7. **Omitted Information**

No information has been omitted in respect to the material change.

Item 8. **Senior Officer**

Donald J. Robinson, President, [519] 9404870.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material changes referred to herein.

DATED at Toronto, this 2nd day of May, 2002.

EASTMAIN RESOURCES INC.

Per: 
Donald J. Robinson, President

e:\eastmain\F27May02



EASTMAIN

NEWS RELEASE

Eastmain to earn 75% interest in Clearwater Gold Project

Trading Symbol: ER – The Toronto Stock Exchange April 30, 2002

Eastmain Resources Inc. (TSE: ER) announced that a Memorandum of Understanding (MOU) defining terms enabling the Corporation to acquire a 75% interest in the Clearwater Project has been completed with SOQUEM Inc. Under the terms of the MOU, SOQUEM shall grant Eastmain the option to earn an additional 25% interest in the Property in exchange for $2.5 Million in work expenditures over a four-year period. Eastmain shall operate and manage the project with a first-year commitment of $500,000 in work expenditures.

Upon Eastmain exercising its option, it shall grant SOQUEM a one-time 60-day back-in right to earn 25% interest in the Property for $3.0 Million in work expenditures over a five-year period. SOQUEM must complete a first-year commitment of $500,000 in exploration work on the project. Together with new exploration incentives, the Government of Quebec recently announced an agreement with the Crees of James Bay, whereby Hydro Quebec would develop the hydroelectric potential of the Eastmain River area. Infrastructure and access will improve significantly as Hydro Quebec begins construction of service facilities and a road and power line to within a few kilometres of the Clearwater Project.

Eastmain's President and Chief Executive Officer, Donald J. Robinson stated, "We are very pleased to have the opportunity to acquire a majority interest in one of the most significant gold exploration prospects in the Canadian Shield." At Clearwater high-grade gold veins have been discovered over a distance of a kilometre and to a depth of 300 metres. The deposit displays all the main ingredients exhibited by large producing gold mines. The Eau Claire gold deposit has not been drilled at depth and is open near surface. Robinson adds "We look forward to this excellent opportunity to significantly advance Clearwater while utilizing recent exploration financial incentives and improving infrastructure within a rising gold bullion market."

The Corporation plans to start a surface stripping and channel sampling program south and west of the Eau Claire gold deposit early this summer. This work will be followed by diamond drilling. All necessary equipment to complete the program is currently on-site.

Soquem inc. is a wholly-owned subsidiary of SGF Mineral inc., which is a subsidiary of the Société Générale de Financement (SGF). The mission of the SGF is to carry out economic development projects in co-operation with partners and in accordance with accepted requirements of profitability.

-30-

For further information please contact Eastmain Resources Inc.: Donald Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our web site at www.eastmain.com.

FORM 27
THE SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION (75) 2

Item 1. **Reporting Issuer**

EASTMAIN RESOURCES INC., *Administrative Offices*: 4th Floor, 56 Temperance Street, Toronto, Ontario, M5H 3V5; *Exploration Office*: R.R. #1, Orangeville, Ontario, L9W 2Y8

Item 2. **Date of Material Change**

April 30, 2002

Item 3. **Press Release**

The Press Release was sent on April 30th, 2002 via BCE Emergis --Toronto, Ontario .

Item 4. **Summary of Material Change**

For further information attached hereto is a copy of the Press Release.

Item 5. **Full Description of Material Change**

No information other than that provided in Item4 above is presently available.

Item 6. **Reliance on Section 75(3) of the Act**

Confidentiality is not requested.

Item 7. **Omitted Information**

No information has been omitted in respect to the material change.

Item 8. **Senior Officer**

Donald J. Robinson, President, [519] 9404870.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material changes referred to herein.

DATED at Toronto, this 2nd day of May, 2002.

EASTMAIN RESOURCES INC.

Per: 
Donald J. Robinson, President

e:\eastmain\F27May02


EASTMAIN

NEWS RELEASE

Eastmain to earn 75% interest in Clearwater Gold Project

Trading Symbol: ER – The Toronto Stock Exchange April 30, 2002

Eastmain Resources Inc. (TSE: ER) announced that a Memorandum of Understanding (MOU) defining terms enabling the Corporation to acquire a 75% interest in the Clearwater Project has been completed with SOQUEM Inc. Under the terms of the MOU, SOQUEM shall grant Eastmain the option to earn an additional 25% interest in the Property in exchange for $2.5 Million in work expenditures over a four-year period. Eastmain shall operate and manage the project with a first-year commitment of $500,000 in work expenditures.

Upon Eastmain exercising its option, it shall grant SOQUEM a one-time 60-day back-in right to earn 25% interest in the Property for $3.0 Million in work expenditures over a five-year period. SOQUEM must complete a first-year commitment of $500,000 in exploration work on the project. Together with new exploration incentives, the Government of Quebec recently announced an agreement with the Crees of James Bay, whereby Hydro Quebec would develop the hydroelectric potential of the Eastmain River area. Infrastructure and access will improve significantly as Hydro Quebec begins construction of service facilities and a road and power line to within a few kilometres of the Clearwater Project.

Eastmain's President and Chief Executive Officer, Donald J. Robinson stated, "We are very pleased to have the opportunity to acquire a majority interest in one of the most significant gold exploration prospects in the Canadian Shield." At Clearwater high-grade gold veins have been discovered over a distance of a kilometre and to a depth of 300 metres. The deposit displays all the main ingredients exhibited by large producing gold mines. The Eau Claire gold deposit has not been drilled at depth and is open near surface. Robinson adds "We look forward to this excellent opportunity to significantly advance Clearwater while utilizing recent exploration financial incentives and improving infrastructure within a rising gold bullion market."

The Corporation plans to start a surface stripping and channel sampling program south and west of the Eau Claire gold deposit early this summer. This work will be followed by diamond drilling. All necessary equipment to complete the program is currently on-site.

Soquem inc. is a wholly-owned subsidiary of SGF Mineral inc., which is a subsidiary of the Société Générale de Financement (SGF). The mission of the SGF is to carry out economic development projects in co-operation with partners and in accordance with accepted requirements of profitability.

-30-

For further information please contact Eastmain Resources Inc.: Donald Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our web site at www.eastmain.com.